FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  24 July 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)
Embargoed until 12.30 p.m. (BST)

                                                                                                                                                                                                                                                                                       24 July 2008

Proposed move of primary listing and redomicile of the parent company of the Signet group

Further to the announcement by Signet Group plc (the "Company") on 10 July 2008 regarding the proposed change of primary listing of the parent company of the Signet group (the "Group") from the London Stock Exchange (“LSE”) to the New York Stock Exchange and the redomicile of the parent company of the Group to Bermuda (the "Proposal"), the Company announces that today it posted the circular in connection with the Proposal (the "Scheme Circular") to all Signet Group plc ordinary shareholders and all holders of Signet Group plc American Depositary Shares. The Scheme Circular contains, among other things, the terms and conditions of the scheme of arrangement, notices of required meetings and a timetable of principal events.

Shareholder approval of the Proposal will be sought at a General Meeting and a Court Meeting, both of which are to be held on 19 August 2008. The Proposal will also require the sanction of the High Court.

If approved, the change in primary listing and the redomicile of the parent company of the Group are expected to be completed on 11 September 2008, as will the secondary listing on the LSE.

FSA Document Viewing Facility

Copies of the Scheme Circular have been submitted to the Financial Services Authority (the "FSA") and will shortly be available for inspection at the FSA Document Viewing Facility which is situated at the FSA.

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

The Scheme Circular is also available on the Company's website at www.signetgroupplc.com.

The Group operated 1,966 speciality retail jewellery stores at 3 May 2008; these included 1,407 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date the Group operated 559 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on the Company is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business, financial market risk and risks and uncertainties relating to the Proposal (including, but not limited to, risks and uncertainties relating to implementation of the Proposal, market price, future sales, dilution and transferability of Signet Jewelers Limited common shares, secondary listing, changes in tax treatment, takeover protections, and more extensive US regulation of Signet Jewelers Limited).

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and other factors” section of the Company's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008, the “Risk factors” section of the Scheme Circular, and other filings with and submissions to the SEC made by the Company. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

Documents relating to the Proposal, including the Scheme Circular will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the Proposal if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other submissions and filings containing information about the Company, from the SEC's website at www.sec.gov. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  24 July 2008